Exhibit 99.1

Neptune Provides Bi-Weekly Update to Management Cease Trade Order; Receives Notification of Deficiency from Nasdaq Related to Delayed Filing of Form 40-F

LAVAL, QC, July 5, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today is providing an update to its previously disclosed management cease trade order, announced on June 24, 2021, in respect of the audited annual financial statements, corresponding management discussion and analysis and annual information form for the year ended March 31, 2021, including the related CEO and CFO certifications (collectively the "Annual Filings"), that were not filed by the required filing deadline of June 30, 2021. In addition, due to the delayed filing, the Company received on July 2, 2021 a letter (the "Letter") from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") notifying the Company that it was not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) as a result of not having timely filed its Annual Report on Form 40-F for the fiscal year ended March 31, 2021 (the "Form 40-F"). The Letter has no immediate effect on the listing or trading of NEPT's common shares on the Nasdaq Capital Market. The Letter states that the Company is required to submit a plan to regain compliance with Rule 5250(c)(1) by August 31, 2021. If the plan is accepted by Nasdaq, then Nasdaq can grant the Company up to 180 calendar days from the due date of the Form 40-F to regain compliance.

The delay is due primarily to additional information, arising from two transactions with new customers, necessary in order to determine the appropriate accounting treatment, and to complete the audit. Management and the audit committee, continue to work towards the completion of the Annual Filings, and cooperate with its auditors to provide all necessary information to complete the audit as soon as possible.

The Company expects that Annual Filings and its Form 40-F will be filed on or about July 15, 2021. Following the release of the Annual Filings and its Form 40-F, the Company will host a conference call to discuss financials and provide a business update. Details of the time and date for the earnings call will be announced in due course.

The Company has applied to, and received from,  the applicable Canadian securities regulatory authorities a management cease trade order ("MCTO").

The Company is providing this status update in accordance with National Policy 12-203 ("NP 12-203"). The Company reports that: (i) there are no changes to the information contained in its default announcement on June 24, 2021, that would reasonably be expected to be material to an investor; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the alternative information guidelines set out under NP 12-203 and issue bi-weekly default status reports for so long as the delay in filing the Annual Filings is continuing, which will be issued in the form of a news release; (iii) there has not been any other specified default by the Company under NP 12-203; and (iv) there is no material information concerning the affairs of the Company that has not been generally disclosed.

The MCTO does not affect the ability of shareholders who are not insiders of the Company to trade their securities. However, the applicable Canadian securities regulatory authorities could determine, in their discretion, that it would be appropriate to issue a general cease trade order against the Company affecting all of the securities of the Company.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Sprout Food, Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions.

For additional information, please visit: www.neptunewellness.com

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the timing for filing of the annual financial statements, the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 08:00e 05-JUL-21